Burns, Figa & Will, P.C.
Suite 1000, Plaza Tower One
6400 South Fiddler’s Green Circle
Greenwood Village, CO 80111

September 22, 2006

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:                        Jennifer R. Hardy, Esq., Branch Chief
         Mail Stop 7010

Re:                                 Isonics Corporation
Preliminary Proxy Statement
Originally filed August 17, 2006
Commission File No. 000-21607

Ladies and Gentlemen:

Thank you for your comment letter of September 13, 2006, referring to Isonics’ preliminary proxy statement originally filed on August 17, 2006. The following paragraph numbers refer to the paragraphs contained in your letter of September 13, 2006, referring to the preliminary proxy statement. We have included a redlined version of this filing, and have forwarded it to you in hard copy, as well. We have also attached a statement from Isonics’ president as requested on page 3 of your comment letter.

General

1.                 Approval of an increase to your authorized common stock involves other matters with respect to which information is called for by other items of Schedule 14A, namely Items 11 and 13. Pursuant to Item 13(a), please include financial statements meeting the requirements of Item 310 of Regulation S-B. If you intend to incorporate this information by reference, you must follow the procedures specified in Items 13(b) and 13(c). Refer to Notes A and F, as well as Item 11(e), of Schedule 14A.

Isonics has incorporated this information by reference pursuant to Items 13(b) and 13(c). Isonics intends to distribute its annual report to shareholders (which will include the applicable portions of its Form 10-KSB, as amended) with the proxy statement. See page 38 of the preliminary proxy statement being filed herewith.

2.                 Please file your form of proxy in your preliminary revised proxy statement. Isonics may have comments on the form of proxy once it is filed.

The form of proxy card is included with the current filing.

Questions and Answers About This Proxy Statement, page 3

3.                 Please revise your discussion of Proposal No. 2 to disclose the current amount of common stock that is authorized and outstanding, respectively.

The revised preliminary proxy statement includes disclosure of the number of shares of common stock that are authorized at the present time, as well as outstanding. See page 6 of the preliminary proxy statement being filed herewith.

Security Ownership of Certain Beneficial Owners and Management, page 6

4.                 Please revise your table to indicate the number of shares each shareholder has the right to acquire beneficial ownership of within 60 days, as contemplated in Exchange Act Rule 13d-3(d)(1). See Regulation S-K, Item 403(a)-(b).

The number of shares included in the table originally complied with the beneficial ownership rules of Rule 13d-3. We believe that Isonics have added disclosure to make that clearer. See pages 9 and 10 of the preliminary proxy statement being filed herewith.

5.                 Please tell us the basis for your belief that your agreement with Cornell Capital Partners does not constitute a change of control that must be disclosed under Item 403(c) of Regulation S-K. We may have additional comments upon review of your response.

Isonics have added a significant amount of disclosure regarding Cornell Capital and the potential for change of control. See pages 10 and 11 of the preliminary proxy statement being filed herewith.

Proposal 3, page 24

6.                 Please expand your discussion of the reasons for this proposal to address why the Securities Purchase Agreement requires you to increase the amount of authorized common stock by 100 million shares when you are presently authorized to issue in excess of 25 million additional shares and the maximum amount of shares to be issued under the Securities Purchase Agreement, as disclosed on page 24, is 64 million shares.

Isonics has added disclosure on this point as you have suggested. See pages 24 and 29 of the preliminary proxy statement being filed herewith.

7.                 Please revise to clarify in the heading and throughout your discussion that you are seeking shareholder approval of the terms of your transaction with Cornell Capital Partners.

Isonics has changed the disclosure to reflect the concerns expressed in this comment and pursuant to my discussion with Mr. Franker. See pages 2, 3, 6 and 28 of the preliminary proxy statement being filed herewith.

8.                 Please expand your discussion of the Cornell transaction to discuss your use of the proceeds obtained from the sale of the convertible debentures. See Schedule 14A, Item 11(c)(2). Please be as specific as possible in your revised proxy statement as to the use of proceeds.

Isonics has added disclosure regarding the use of proceeds received from the Cornell financing. See pages 33 and 34 of the preliminary proxy statement being filed herewith.

9.                 Please revise your discussion of this proposal to disclose your reasons for entering into the transaction with Cornell and the effects of the transaction upon the rights of existing shareholders. See Schedule 14A, Item 11(d).

Isonics has added disclosure regarding the effects of the transaction upon the rights of existing shareholders. See page 30 of the preliminary proxy statement being filed herewith.

10.          Revise your disclosure in the last paragraph on page 25 to disclose when you will receive the remaining $3 million from the sale of the 6% Debentures. If the receipt of these proceeds is contingent upon satisfaction of any conditions, disclose the conditions and indicate whether they were satisfied or waived.

As disclosed in the proxy statement, the only contingency for the receipt of the additional $3,000,000 is the anticipated effectiveness of the registration statement for the resale of 8,735,785 shares as disclosed in the proxy statement. Cornell is obligated to invest the additional $3,000,000 and purchase a debenture not later than two days before that effectiveness is scheduled. See page 30 of the preliminary proxy statement being filed herewith.

11.          We note your statement on page 28 that you “may be obligated to issue shares that would violate this NASDAQ requirement.” Please discuss with greater specificity the circumstances under which you would violate this requirement as well as the likely consequences. To the extent that such an action is possible or there are on-going material deficiencies in your compliance with NASDAQ listing standards, revise your disclosure to discuss the effect of NASDAQ

We believe that you may have misread this sentence. As included in the original proxy, this sentence said: “Depending on the facts and circumstances existing at the time of any conversion, redemption, interest payment, or exercise (and but for the share issuance limitation), we may be obligated to issue shares that would violate this Nasdaq requirement. [emphasis supplied.]” Nevertheless, Isonics has added language to make this clearer. See page 34 of the preliminary proxy statement being filed herewith.

Please let us know if you have any further questions or comments. Isonics would like to be able to seek effectiveness of this proxy statement as soon as convenient.

Sincerely yours,

Herrick K. Lidstone, Jr.
For the Firm
Cc:	Isonics Corporation
Hein & Associates, LLP